Exhibit 99

               IBERO AMERICAN MEDIA PARTNERS, PARENT OF CISNEROS
               TELEVISION GROUP, AND EL SITIO TO MERGE, CREATING
              CLAXSON INTERACTIVE GROUP (CIG), THE FIRST MOVER IN
               CONVERGENCE OF NEW AND TRADITIONAL MEDIA IN IBERO
                                    AMERICA

   CIG will unify programming, broadcasting and Internet assets to create an integrated content company providing branded content, entertainment, information and communications via multiple platforms

        El Sitio Co-Founder Roberto Vivo named Chairman and CEO of the
                           Claxson Interactive Group

New York, N.Y., Miami Beach, Florida and Buenos Aires, Argentina OCTOBER 30, 2000 -- Ibero American Media Partners (IAMP), a joint venture of the Cisneros Group of Companies and Hicks, Muse, Tate & Furst Incorporated (Hicks Muse), the parent company of Cisneros Television Group, and El Sitio (Nasdaq: LCTO), a leading Internet media company providing original and interactive content for Spanish and Portuguese speakers, today announced that they have entered into a definitive merger agreement. The combined entity, Claxson Interactive Group (CIG), will be a leading integrated content company targeted to Spanish and Portuguese speakers around the world and the first independent content company in Latin America to be publicly traded. Until the transaction closes and CIG's new ticker symbol are announced, El Sitio will continue trading under the ticker symbol LCTO.

Claxson Interactive Group will combine assets in pay television, broadcast radio and television, and the Internet to create a leading media company with multiple-platform distribution, a strong stable of popular consumer brands and a solid financial position. CIG will be composed of:

- Cisneros Television Group, a leading provider of entertainment brands in pay television and the Internet in Ibero America and around the world;
- IAMP's broadcast television and radio assets including Chilevision, Radio Chile and an interest in Caribbean Communications Network
  (CCN); and
- El Sitio, including its existing businesses in Argentina, Brazil, Chile, Colombia, Mexico, the United States and Uruguay.

Additionally, Cisneros Television Group has signed a deal to distribute certain content from its pay television channels through AOL Latin America (Nasdaq: AOLA). Initially, the agreement will cover the Cl@se and Infinito channels. Separately, El Sitio has announced that it intends to sell its ISP business that operates throughout the region, in order to focus exclusively on the development of branded entertainment content.

Under the terms of the merger agreement, which has been approved by the boards of directors of both IAMP and El Sitio, each El Sitio common share currently outstanding will be exchanged for one new common share of Claxson Interactive Group. The current El Sitio shareholders, including IAMP, which has an approximately 18% fully diluted ownership stake, will own 41.5% of CIG's common shares. The combined company will have approximately 109.5 million common shares outstanding, of which 37% will be held by the Cisneros Group of Companies, 29% by Hicks Muse, and 34% by current shareholders of El Sitio (excluding IAMP). On a pro forma basis for the 12 months ended June 30, 2000, the combined company had total net revenues of approximately $119 million, available cash of approximately $119 million, long-term debt of approximately $116 million and shareholders equity of $409 million.

Roberto Vivo, Chairman and co-founder of El Sitio, will become Chairman and CEO of Claxson Interactive Group. In his new position, Mr. Vivo will oversee the implementation of the integrated media company's growth strategy, focusing on the combined benefits of leveraging traditional and new media platforms, as well as the development of unique interactive content.

Claxson Interactive Group will bring together experienced management, technology, creative resources and premier long-term shareholders. These resources will allow the company to deliver a variety of high-quality content to a substantial number of consumers via multiple delivery platforms, including cable television, Direct-to-Home Satellite television (DTH), broadcast television and radio and the Internet. Through the merger, CIG will offer one-stop shopping for advertisers, realize cost savings and e-commerce possibilities, and will develop new content and cross-promotional partnerships.

As CEO, Mr. Vivo will oversee three strategic operating units at CIG: Pay Television, Broadcast and Internet. Jay Scharer, Executive Vice President and COO of CTG, will become President of Pay Television; El Sitio's President and CEO, Roby Cibrian will become President of Internet; and Chilevision President Jaime Vega will be President of Broadcast Operations. El Sitio's CFO, Horacio Milberg will assume the role of CFO at the combined company. Cisneros Television Group CFO Benjamin Moody, will become Executive Vice President of Corporate Strategy and Development. All will report directly to Mr. Vivo.

Claxson Interactive Group will have a ten-member Board of Directors composed of three Directors nominated by Cisneros Group of Companies; two Directors nominated by Hicks, Muse, Tate & Furst; one Director representing El Sitio's founding shareholders; Claxson Interactive Group's CEO (currently Mr. Vivo); and three independent Directors.

Gustavo Cisneros, Chairman and CEO of Cisneros Group, commented, "We are pleased that Cisneros Television Group and the other assets of our joint venture Ibero American Media Partners will combine with El Sitio to be Ibero America's first mover as a next generation media company, poised to deliver branded content across multiple platforms. Claxson Interactive Group, with its incredible spectrum of branded content, will be a terrific complement to our other Cisneros Group businesses, including AOL Latin America and Galaxy Latin America, the exclusive provider of DIRECTV service for Latin America. CIG will be able to draw on a powerful stable of consumer brands, great creative talent, and the unprecedented power of the interactive medium, while enjoying a solid financial position and recognizing tremendous economies of scale. We will be in a unique position to create programming that will be intended from its inception to be distributed simultaneously in multiple platforms."

Thomas O. Hicks, Chairman and CEO of Hicks, Muse, Tate and Furst, said, "This transaction is consistent with our firm's strategic objective of leading the convergence of traditional and new-economy businesses, particularly in the media sector. The combination of Ibero American Media Partners and El Sitio will create a new company greater than the sum of its parts and well positioned to revolutionize the delivery of content to the high-growth Latin American market. It is also representative of our objective to be a leader in the consolidation of Latin American media, through which we can create companies with solid cash positions, effective cost structures and the ability to create value for all of their constituencies. We look forward to this next chapter in our long-standing relationship with the Cisneros Group and the El Sitio team as we work together to integrate these two outstanding companies."

Mr. Vivo said, "We have always focused on providing our users a fully interactive experience online, offering them top-quality content that addresses the needs and tastes of each local market. Claxson Interactive Group enhances our ability to build value for our shareholders in a converging world, with an unprecedented breadth and scope of locally developed and internationally recognized content at its disposal. The access to brands such as MuchMusic, Infinito, Locomotion, HTV and Playboy TV will provide us with an invaluable opportunity to develop unique content for the Internet that has never been seen before.

"We will have a superb stable of content-driven brands that have already captured the audiences of Ibero America and beyond. The merged company will share a corporate culture of rapid decision making, creative innovation and an international standard of professionalism, allowing us to quickly integrate and immediately focus on bringing unique products to the consumer," added Mr. Vivo.

Completion of the transaction is subject to the approval of El Sitio's shareholders, as well as customary closing conditions. El Sitio's largest shareholders, including Ibero American Media Partners, Grupo Liberman and

IMPSAT Fiber Networks, Inc. (Nasdaq: IMPT) have indicated they will vote in favor of the transaction. Assuming all necessary approvals are received, the parties anticipate completing the merger in the first quarter of 2001.

Violy, Byorum & Partners advised the Cisneros Group of Companies; Bear, Stearns & Co. Inc. advised Hicks, Muse, Tate & Furst; and Credit Suisse First Boston advised El Sitio in this transaction.

Combined Company's Assets

Cisneros Television Group comprises a number of leading content brands, including:

- Space offers 24 hours of the best selection of U.S., Spanish language and international movies - more movies less repetition
- I.Sat, a film channel with a mix of cutting edge shows, original content and music
- Uniseries, features an eclectic mix of classic and contemporary television hits for the whole family to enjoy -classic TV series we all grew up with
-  Jupiter, the best comedy series from Latin America and the world
- Infinito, a documentary channel that explores and exposes an alternative reality
- Much Music, showcases 24 hours a day of hits, music videos and live music programming
-  HTV, showcases the best and latest in Latin music 24 hours a day
-  Locomotion, animation for young adults in the digital era
- Cl@se, a multimedia educational service reaching more than 38,000 schools in Latin America
- Playboy TV International, the highest quality adult programming for Latin America and the rest of the world
-  Spice, the all-movie adult service featuring exclusive and premiere films
- Venus, the only adult content channel worldwide that is originally produced and aired in Spanish
- AEI Music Latin America, a digital service providing more than 20 channels of audio; and,
- A 50-50 joint venture with ARTISTdirect.com to create a proprietary ARTISTdirect.com service for the Spanish- and Portuguese-language markets.

El Sitio is a provider of proprietary interactive content, developed at the local level and targeted to the diverse cultures of the Spanish and Portuguese speaking audiences throughout the Americas. El Sitio's interactive content is organized around four compelling areas of interest: Relationships, Current Events, Entertainment and Technology, to create and drive loyalty among its dynamic community of users. Several of El Sitio s unique content offerings, such as Cupido.net; Mujer, Mujer; and El Sitio3D, have developed into well-recognized brands among Internet users in Latin America.

The broadcasting assets of Ibero American Media Partners, which will be merged into the combined company are Radio Chile, a premier group of 8 radio networks which represent 40% of the Chilean radio market; Chilevision, a leading broadcast television channel in Chile; and CCN, the leading pan-regional English-language broadcast television channel in the Caribbean.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address, among others, the following subjects: expected timing of closing of the transaction; future financial and operating results; and timing and benefits of the transaction.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that El Sitio and the assets of the Cisneros Group and Hicks, Muse, Tate and Furst will not be integrated successfully; costs related to the transaction; inability to obtain, or meet conditions imposed for, governmental and third party approvals for the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships, the subscriber base and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; risk of accepting warrants in certain agreements; risks of new and changing regulations.

For a detailed discussion of these and other cautionary statements, please refer to El Sitio's periodic filings with the U.S. Securities and Exchange Commission.

Press contacts:

Cisneros Group of Companies
Susan Ainsworth
212-355-0620
sna411@aol.com

Hicks, Muse, Tate & Furst
Mark Semer
Kekst and Company
212-521-4802
mark-semer@KEKST.COM

Cisneros Television Group
Alfredo Richard
305-815-6209
arichard@cisnerostv.com

El Sitio
Erich De la Fuente
305-606-8641
edelafuente@elsitioinc.net